Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

March 16, 2018

VIA EDGAR TRANSMISSION

Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”) File Nos.: 333-172080 and 811-22525
ATAC Inflation Rotation Fund

Dear Ms. White:

The purpose of this letter is to respond to the comments you provided on March 9, 2018, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 332 to its Registration Statement on Form N-1A (the “Registration Statement”), filed for the purpose of adding an Institutional Class share class to the following series to the Trust: the ATAC Inflation Rotation Fund (the “Fund”).  PEA No. 332 was filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N‑1A on January 23, 2018.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

Prospectus Comments

1.	Please update the SEC’s Company Search system with the Fund’s ticker symbols via EDGAR, when they are available.

The Trust responds that it will update tickers, via EDGAR, when they become available.

2.	Please provide a copy of the Fund’s completed fees and expenses table and expense example prior to the effective date of the Prospectus.

The Trust responds by providing the completed fees and expenses table and expense examples below:

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)	Investor Class	Institutional Class
Maximum Sales Charge (Load) Imposed on Purchases	None	None
Maximum Deferred Sales Charge (Load)	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.25%	1.25%
Distribution and Service (Rule 12b-1) Fee	0.25%	0.00%
Other Expenses	0.30%	0.30%
Acquired Fund Fees and Expenses(1)	0.20%	0.20%
Interest Expense	0.51%	0.51%
Total Annual Fund Operating Expenses	2.51%	2.26%
Less: Fee Waiver (2)	(0.06)%	(0.06)%
Total Annual Fund Operating Expenses After Fee Waiver (1)(2)	2.45%	2.20%
(1)
The Total Annual Fund Operating Expenses After Fee Waiver does not correlate to the ratios of expenses to average net assets included in the Financial Highlights section of the Fund’s Statutory Prospectus, which reflects the operating expenses of the Fund and does not include acquired fund fees and expenses (“AFFE”).

(2)
Pension Partners, LLC (the “Adviser”) has contractually agreed to waive a portion or all of its management fees and reimburse Fund expenses, in order to ensure that Total Annual Fund Operating Expenses (excluding AFFE, leverage/borrowing interest, interest expense, taxes, brokerage commissions and extraordinary expenses) do not exceed 1.74% of the average daily net assets of the Fund’s Investor Class shares and do not exceed [1.49]% of the average daily net assets of the Fund’s Institutional Class shares.  Fees waived and expenses paid by the Adviser may be recouped by the Adviser for a period of 36 months following the date on which such fee waiver and expense payment was made if such recoupment can be achieved without exceeding the expense limit in effect at the time the fee waiver and expense payment occurred and the expense limit in place at the time of recoupment. The Operating Expenses Limitation Agreement is indefinite, but cannot be terminated through at least March 24, 2019. Thereafter, the agreement may be terminated at any time upon 60 days’ written notice by the Trust’s Board of Trustees (the “Board”) or the Adviser, with the consent of the Board.

Example
This Example is intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (taking into account the expense limitation for one year).  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	One Year	Three Years	Five Years	Ten Years
Investor Class	$248	$776	$1,330	$2,841
Institutional Class	$223	$701	$1,205	$2,590

3.	Please confirm that the Operating Expenses Limitation Agreement will remain in effect at least one year from the date of the Prospectus.

The Trust responds, supplementally, that the Operating Expenses Limitation Agreement will remain in effect through at least 1 year from the date of the Prospectus.

4.
Pages 2 and 8 under “Principal Investment Strategies” include disclosure that “When indicators suggest equity volatility is likely to fall, stocks tend to outperform bonds, and when indicators suggest equity volatility is likely to rise, bonds tend to outperform stocks. The Adviser’s ATAC approach allocates into equities, bonds or commodities based on these historical observations and attempts to identify specific areas within each asset class which have the near-term potential to outperform.”  Please add disclosure regarding how indicators suggest commodities will perform relative to stocks or bonds.

The Trust responds by deleting all references to investments in commodities from the “Principal Investment Strategies” and “Principal Risks” sections of the Prospectus.

5.
Page 2 under “Principal Investment Strategies” includes disclosure that “The Adviser uses quantitative signals that help to identify the ETFs in which to position the Fund’s portfolio.”  Please provide examples of these “quantitative signals”.

The Trust responds by adding the following language at the end of the third paragraph under “Principal Investment Strategies”:

“Quantitative signals include relative momentum as measured by price movement, strength of the opportunity set defined as equities and bonds, and the firm’s proprietary combination of historically proven leading indicators of stock market volatility, as discovered through internal research.”

6.
Page 2 under “Principal Investment Strategies” includes disclosure that “The Adviser anticipates that the Fund’s portfolio turnover could exceed 1,000% on an annual basis, depending on market conditions.”  Given that the Fund recently completed its fiscal year with portfolio turnover in excess of 2,000%, please consider revising this disclosure to match the most recent data.

The Trust responds by changing 1,000% to 2,000%.

7.
Page 2 under “Principal Investment Strategies” includes disclosure in two places that “Additionally, the Fund may utilize leverage (i.e., borrow against a line of credit) as part of the portfolio management process.”  Please confirm if the duplicate disclosure is necessary.

The Trust responds by deleting the second reference to utilizing leverage.

8.	Pages 2 and 8 under “Principal Investment Strategies” reference investments in preferred stocks. Please add a risk factor related to investments in preferred stocks.

The Trust responds by adding the following disclosure to the “Principal Risks” and “Principal Risks of Investing in the Fund” sections of the Prospectus:

“Preferred Stock Risk.  A preferred stock is a blend of the characteristics of a bond and common stock.  It may offer a higher yield than common stock and has priority over common stock in equity ownership, but it does not have the seniority of a bond and, unlike common stock, its participation in the issuer’s growth may be limited.  Although the dividend on a preferred stock may be set at a fixed annual rate, in some circumstances it may be changed or passed by the issuer.  Preferred stock generally does not confer voting rights.”

9.
On pages 4 and 10 under the “Principal Risks” and “Principal Risks of Investing in the Fund,” respectively, please consider revising the disclosure related to the Bond Market Risks to reflect Investment Management Guidance Updates 2014-01 and 2016-02.

The Trust responds by revising the risk disclosure under the “Principal Risks” and “Principal Risks of Investing in the Fund” sections of the Prospectus as follows:

Bond Market Risk.  These risks apply to the extent the Underlying ETFs hold fixed-income securities.  Interest rate risk is the risk that interest rates may go up resulting in a decrease in the value of the securities held by the Underlying ETFs.   Prepayment risk is the risk that the issuer of a fixed-income security can repay principal faster than expected prior to the security’s maturity. Extension risk is the risk that rising interest rates could cause prepayments of the obligations to decrease. Maturity risk is the risk that the longer a fixed-income security’s maturity, the lower its yield and the greater the risk of volatility.  Credit risk is the risk that an issuer will not make timely payments of principal and interest.  Changes in market conditions and government policies may lead to periods of heightened volatility and reduced liquidity in the fixed-income securities market, and could result in an increase in Fund redemptions. Interest rate changes and their impact on the Fund and its share price can be sudden and unpredictable.

Bond Market Risk. The Fund may invest in Underlying ETFs that are invested in a broad range of bonds or other fixed-income securities.  To the extent that an Underlying ETF is so invested, the return on and value of an investment in the Fund will fluctuate with the Underlying ETF’s fixed-income investments.  Changes in market conditions and government policies may lead to periods of heightened volatility and reduced liquidity in the fixed-income securities market, and could result in an increase in Fund redemptions. Interest rate changes and their impact on the Fund and its share price can be sudden and unpredictable. Fixed-income securities are generally subject to the following types of risks:

•
Interest Rate Risk.  When interest rates rise, a fixed-income security’s market value typically declines.  The Fund may be exposed to heightened interest rate risk as interest rates rise from historically low levels.

•	Maturity Risk. The longer a fixed-income security’s maturity, the lower its yield and the greater the risk of volatility.
•
Prepayment and Extension Risk. Many types of fixed-income securities are subject to prepayment risk. Prepayment occurs when the issuer of a fixed-income security can repay principal faster than expected prior to the security’s maturity. Fixed-income securities subject to prepayment risk can offer less potential for gains during a declining interest rate environment and similar or greater potential for loss in a rising interest rate environment. In addition, the potential impact of prepayment features on the price of a fixed-income security can be difficult to predict and result in greater volatility. On the other hand, rising interest rates could cause prepayments of the obligations to decrease. This is known as extension risk and may increase the Fund’s sensitivity to rising rates and its potential for price declines.

•
Credit Quality Risk.  A fixed-income security’s value can also be affected by changes in the security’s credit quality rating or its issuer’s financial condition.  This means that the underlying issuer may experience financial problems causing it to be unable to meet its payment obligations.

•
Duration Risk. The underlying funds may invest in securities of any maturity or duration.  Holding long duration and long maturity investments will magnify certain risks, including interest rate risk and credit risk.

Other factors may affect the market price and yield of fixed-income securities, including investor demand, changes in the financial condition of issuers of securities, government fiscal policy, and domestic or worldwide economic conditions.

10.
The Fund’s principal risks include an “Aggressive Investment Technique Risk” which states the Fund may invest in underlying funds that may “use investment techniques considered to be aggressive, including using futures contracts, options on futures contracts, securities and indices, forward contracts, swap agreements and similar instruments.” To the extent the Fund will invest in such underlying funds as a principal investment strategy, please add disclosure to that extent under “Principal Investment Strategies.”

The Trust responds by adding the following sentence to the second paragraph under “Principal Investment Strategies” on page 2 of the Prospectus:

“The Fund may invest in underlying funds that utilize futures contracts, options on futures contracts, securities and indices, forward contracts, swap agreements and similar instruments.”

11.
The Fund’s “Principal Investment Strategies” include disclosure on pages 2 and 7 of the Prospectus that “underlying ETFs may hold equity securities (e.g., common and preferred stock) of small, medium and large capitalization domestic or foreign companies, which may include companies located in emerging markets.” Please disclose how the Fund defines a company to be an “emerging market company.”

The Trust responds by adding the following disclosure on page 7 of the Prospectus:

“The Fund does not invest directly in emerging market securities. The Fund considers a company to be located in an emerging market if it is determined by an Underlying ETF to be an emerging market company. The criteria for determining whether a company is located in an emerging market may differ across Underlying ETFs.”

12.	The Fund’s principal risks include a “Derivatives Risk” factor. Please consider adding disclosure related to investments in derivatives under “Principal Investment Strategies” section.

As noted in response to comment 10, the Fund has added additional disclosure relating to investments in derivatives instruments.

13.	The Fund’s principal risks include a “Short Sales Risk” factor. Please consider adding disclosure related to investments in short sales in the “Principal Investment Strategies” section.

The Trust responds that the current principal investment strategies include disclosure that “Underlying ETFs may also include “inverse” or “short” ETFs that are designed to deliver the opposite return of an index.” Accordingly, the Trust declines to add additional disclosure.

14.	Page 5 under “Performance,” please provide updated Fund performance information.

The Trust responds by providing the following updated performance information:

Performance
The accompanying bar chart and table provide some indication of the risks of investing in the Fund by showing how total return for the Fund’s Investor Class has varied for annual periods through December 31, 2017.  Next to the bar chart are the highest and lowest quarterly returns during the period shown in the bar chart for the Fund’s Investor Class.  The performance table that follows shows the average annual returns for the Investor Class compared with broad-based securities market indices and a blended index that is meant to track the Fund's investment objective.  Past performance (before and after taxes) will not necessarily continue in the future.  Updated performance is available on the Fund’s website at www.atacfunds.com or by calling 855-ATACFUND (855-282-2386).

Calendar Year Total Returns as of December 31:

Best Quarter	Worst Quarter
Q3 2017 10.66%	Q3 2014 (10.49)%

Average Annual Total Returns for the periods ended December 31, 2017
	One Year	Five Years	Since Inception (9/10/2012)
Investor Class Shares
Return Before Taxes	26.94%	7.49%	7.98%
Return After Taxes on Distributions	22.86%	6.20%	6.74%
Return After Taxes on Distributions and Sale of Fund Shares	15.37%	5.25%	5.70%
Bloomberg Barclays U.S. Aggregate Bond Index	3.54%	2.10%	2.11%
Russell 3000® Index	21.13%	15.58%	14.82%
Russell Emerging Markets Index	36.77%	5.50%	6.94%
Lipper Flexible Portfolio Funds Index	15.47%	7.77%	7.77%
ATAC Inflation Rotation Blended Index(1)	14.38%	7.22%	7.22%
 (1) The ATAC Inflation Rotation Blended Index is constituted of 50% Bloomberg Barclays U.S. Aggregate Bond Index, 33.33% Russell 3000® Index, and 16.67% Russell Emerging Markets Index.

15.	Page 5 under “Performance,” please confirm that the Fund’s website as disclosed in the Prospectus is not password protected.

The Trust responds supplementally that the Fund’s website is not password protected and is viewable to all shareholders and potential shareholders.

16.	Page 13 under “Portfolio Managers” includes disclosure that “His views are frequently sought on national media outlets in both print and television.” Please provide the basis for this statement.

The Trust responds by deleting the referenced sentence.

17.
Please consider adding additional disclosure under “Redemptions in Kind” on page 22 of the Prospectus, such as whether the redemptions would be pro-rata slices of portfolio assets, individual securities or representative baskets.

The Trust respectfully declines to add additional disclosure.

Statement of Additional Information (“SAI”) Comments

18.
Page 31 of the SAI under “Fundamental and Non-Fundamental Investment Limitations” includes disclosure a restriction that the Fund may not “invest in the securities of any one industry or group of industries if, as a result, 25% or more of the Fund’s total assets would be invested in the securities of such industry or group of industries, except that the foregoing does not apply to investments in other investment companies or securities issued or guaranteed by the U.S. government, its agencies or instrumentalities.” The Staff position on industry concentration is that, for purposes of calculating industry concentration, a fund should look through to the investments of underlying investment companies in which the fund invests. Please confirm the Fund is looking through to underlying funds’ investments for purposes of testing industry concentration

The Trust confirms supplementally that the Adviser looks through to the Underlying ETFs to ensure that the Fund does not violate the fundamental investment restriction.

19.
Page 31 of the SAI, following the “Fundamental and Non-Fundamental Investment Limitations,” includes disclosure that “Except with respect to borrowing and investments in illiquid securities, if a percentage or rating restriction on investment or use of assets set forth herein or in the Prospectus is adhered to at the time a transaction is effected, later changes in percentage resulting from any cause other than actions by the Fund will not be considered a violation. With respect to borrowing, if at any time the Fund’s borrowings exceed one-third of its total assets (including the amount borrowed) less liabilities (other than borrowings), such borrowings will be reduced within three days, (not including Sundays and holidays) or such longer period as may be permitted by the 1940 Act, to the extent necessary to comply with the one-third limitation” Please explain, in plain English, the Fund’s policy for illiquid securities.

The Trust responds by adding the following disclosure at the end of the aforementioned paragraph:

“If at any time the Fund’s illiquid securities are greater than 15% of its net assets, the Adviser and Trust will determine how to remediate the excess illiquid securities in accordance with the 1940 Act and the Fund’s policies and procedures..”

20.	The disclosure under “Fund Expenses” on page 40 of the SAI appears to be missing certain language. Please advise or revise.

The Trust responds by revising the third sentence under “Fund Expenses” as follows:

“Fees waived and expenses paid by the Adviser may be recouped by the Adviser for a period of 36 months following the date on which such waiver and expense payment occurred, if such recoupment can be achieved without exceeding the expense limit in effect at the time the fee waiver and expense payment occurred and the expense limit in effect at the time of the recoupment.

21.	Please add additional disclosure on Page 41 of the SAI so that the disclosure related to the compensation of portfolio managers complies with Item 20(b) of Form N-1A.

The Trust responds modifies the disclosure as follows:

“The Adviser compensates the Portfolio Managers for their management of the Fund ~~and other accounts.  The Portfolio Managers also share in the~~ through ad hoc distributions of profits of the Adviser. Profits are distributed according to a pre-determined formula set forth in the Adviser’s operating agreement. Such distributions are not tied to the performance of the Fund or to asset growth in the Fund. The Portfolio Managers’ compensation is paid by the Adviser and not by any Fund or client account.”

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6611.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Thomas A. Bausch
Thomas A. Bausch, Esq.
Secretary

cc:  Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP.